Exhibit 99.4

            INFORMATION CONCERNING POTENTIAL ACQUISITION TRANSACTION
                     UNRELATED TO THE MERGER OR THE COMPANY
   SHOWING LOCATION OF OMITTED CONFIDENTIAL INFORMATION PURSUANT TO RULE 24b-2

     Acquisition Corp. was formed to serve as a base on which to build platforms for acquisitions and business combinations in various industries. Richard P. Johnston and Christopher A. Johnston, who are stockholders, directors and officers of Acquisition Corp., notified various investment banking firms of Acquisition Corp.'s interest in potential future acquisitions. In late October 2002, Richard P. Johnston was contacted by a prominent investment banking firm [*] ("Investment Banker"), concerning the potential for a unit of [*] a client of the Investment Banker to be acquired. The target company [*] ("Target") [*] is a manufacturing business in an industry unrelated to the Company. Mr. Johnston promptly responded with interest and in late October the Foundation entered into a nondisclosure agreement and received access to confidential information concerning the Target. In response, on November 25, the Foundation made a proposal on behalf of an entity to be formed and to be beneficially owned by the Acquisition Corp. Stockholders, or Acquisition Corp. ("Purchaser") to acquire the Target in a transaction for [*] cash and [*] assumption of liabilities [*]. Negotiations have presently stalled and may or may not come alive in the future. If a combination were to occur, the Filing Persons presently do not anticipate any potential for any combination between the Target and the Company nor any involvement between the Target and (a) any Company assets, (b) any Company full-time operating employees, nor (c) any potential Company earnings. In the second half of November 2002, Christopher A. Johnston, on behalf of Purchaser, contacted a bank [*] to inquire into the bank's potential interest to provide secured debt financing for the acquisition [*]. Negotiations between Christopher A. Johnston, on behalf of Purchaser, and the bank are also stalled. There can be no assurance that any agreement for the acquisition will be entered into or, if entered into, that any acquisition would be consummated.

*Confidential treatment requested. The confidential portion has been so omitted and filed separately with the Commission.